UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2023

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O.Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On February 8, 2023, Alarum Technologies Ltd. (the “Registrant”) announced a letter to its shareholders by its Chief Executive Officer, Mr. Shachar Daniel. A copy of this letter is furnished herewith as Exhibit 99.1.

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Alarum Technologies Ltd.’s Letter to its Shareholders by its Chief Executive Officer, Mr. Shachar Daniel, dated February 8, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: February 8, 2023	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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